As confidentially submitted to the Securities and Exchange Commission on October 2, 2015 as Amendment No. 2 to the confidential submission dated September 4, 2015

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WAVE LIFE SCIENCES PTE. LTD.

(Exact name of registrant as specified in its charter)

Singapore	2834	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8 Cross Street #10-00

PWC Building

Singapore 048424

+65 6236 7389

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation

155 Federal Street, Suite 700

Boston, MA 02110

(617) 757-6400

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

William C. Hicks Matthew J. Gardella Linda Rockett Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	Frank F. Rahmani Nicole Brookshire John T. McKenna Cooley LLP 500 Boylston Street Boston, MA 02116 (617) 937-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE
Ordinary Shares, no par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of any additional ordinary shares that the underwriters have the option to purchase.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 2 to this confidential draft submission of the Registrant’s Registration Statement is an exhibits-only submission to file certain exhibits incorporated by reference in Item 16 of Part II of the confidential draft submission of the Registration Statement and to restate the exhibit index incorporated by reference in Item 16. Accordingly, this Amendment No. 2 consists only of the facing page, this explanatory note, Part II of the confidential draft submission of the Registration Statement, including the signature page, the exhibit index, and the exhibits filed herewith. The prospectus is unchanged and has therefore been omitted from this filing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving		*
Miscellaneous fees and expenses		*

Total		*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 172 of the Singapore Companies Act prohibits a company from exempting or indemnifying its officers (including directors acting in an executive capacity) or auditors against any liability, which by law would otherwise attach to them for any negligence, default, breach of duty or breach of trust of which they may be guilty relating to us. However, a company is not prohibited from (a) purchasing and maintaining for any such individual insurance against any such liability, or (b) indemnifying such individual against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted, or in connection with any application under Section 76A(13) or 391 or any other provision of the Singapore Companies Act in which relief is granted to him by the court. It is expected that the restriction in Section 172 of the Singapore Companies Act will be amended in the second phase of implementation of the Companies (Amendment) Act 2014 to enable a company to indemnify its officers against third party liability, except in circumstances where such liability is for any criminal or regulatory fines or penalties, or where such liability is incurred in respect of (i) defending criminal proceedings in which he or she is convicted, (ii) defending civil proceedings commenced by the company or a related company against him in which judgment is given against him or (iii) in connection with an application for relief under section 76A(13) or section 391 of the Singapore Companies Act in which the court refuses to grant him relief.

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force concerning companies and affecting us, our articles of association provide that each of our directors and officers and those of our subsidiaries and affiliates shall be entitled to be indemnified by us or such subsidiary against any liability incurred by him or her arising out of or in connection with any acts, omissions or conduct, actual or alleged, by such individual acting in his or her capacity as either director, officer, secretary or employee of us or the relevant subsidiary, except to such extent as would not be permitted under applicable Singapore laws or which would otherwise result in such indemnity being void in accordance with the provisions of the Singapore Companies Act.

We may indemnify our directors and officers against costs, charges, fees, expenses and liabilities that may be incurred by any of them in defending any proceedings (whether civil or criminal) relating to anything done or omitted or alleged to be done or omitted by such person acting in his or her capacity as a director, officer or employee of our company, in which judgment is given in his or her favor, or in which he or she is acquitted or in which the courts have granted relief pursuant to the provisions of the Singapore Companies Act or other applicable statutes, provided that such indemnity shall not extend to any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust in relation to our company, or which would otherwise result in such indemnity being voided under applicable Singapore laws. No director or officer of our company shall be liable for any acts, omissions, neglects, defaults or other conduct of any other director or officer, and to the extent permitted by Singapore law, our company shall contribute to the amount paid or payable by a director or officer in such proportion as is appropriate to reflect the relative fault of such director or officer, taking into consideration any other relevant equitable considerations, including acts of other directors or officers and our company, and the relative fault of such parties in respect thereof.

In addition, no director, managing director or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense incurred by us, through the insufficiency or deficiency of title to any property acquired by order of the directors for us or for the insufficiency or deficiency of any security upon which any of our moneys are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his duties, unless the same happens through his own negligence, default, breach of duty or breach of trust.

We have entered into deeds of indemnity with each of our directors and our president and chief executive officer. These agreements require us to indemnify these individuals to the fullest extent permitted under Singapore law against liabilities that may arise by reason of their service to us, as a result of any proceeding against them as to which they could be indemnified. These indemnification rights shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our articles of association, agreement, vote of shareholders or disinterested directors or otherwise if such indemnified person is subsequently found to have been negligent or otherwise have breached indemnified person’s trust or fiduciary duties or to be in default thereof, or where the Singapore courts have declined to grant relief.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding the unregistered securities issued by us since January 1, 2012 through the date of the prospectus that is a part of this registration statement.

Issuances of Preferred Shares and Ordinary Shares

The sale and issuance of the securities set forth below were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) or Rule 506 promulgated under Registration D promulgated thereunder and Section 3(a)(9). Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about us. No underwriters were involved in these transactions.

On September 13, 2012, we issued 50,000 ordinary shares to Dr. Gregory L. Verdine in exchange for 750 shares of common stock of WAVE USA and 200,000 ordinary shares to Shin Nippon Biomedical Laboratories, Ltd., or SNBL, in exchange for 3,000 shares of common stock of WAVE USA. We also issued 24,900 ordinary shares to Dr. Takeshi Wada in exchange for 152 ordinary shares of WAVE Japan and 225,100 ordinary shares to SNBL in exchange for 1,374 ordinary shares of WAVE Japan.

On February 3, 2014, we entered into a subscription agreement with Kagoshima Shinsangyo Sousei Investment Limited Partnership, or KSS, pursuant to which we issued 560,000 of our ordinary shares to KSS at a purchase price of $10.00 per share for a total consideration of $5.6 million.

On February 3, 2014, we issued 585,200 of our Series A preferred shares and 375,000 of our ordinary shares to SNBL, in exchange for the cancellation of certain debt obligations owed by us to SNBL in the amount of approximately $9.6 million.

On January 16, 2015, we issued an aggregate of 1,180,000 ordinary shares at a purchase price of $10.00 per share to two accredited investors, both of whom are beneficial owners of more than 5% of our outstanding shares. RA Capital Health Care Fund, L.P., or RA Capital, purchased 1,000,000 ordinary shares in this transaction at a purchase price of $10.0 million. KSS also purchased 180,000 ordinary shares in this transaction at a purchase price of $1.8 million.

On August 14, 2015, we issued an aggregate of 1,320,000 Series B preferred shares at a purchase price of $50.00 per share to 19 accredited investors, five of whom (and their affiliates) are beneficial owners of more than 5% of our outstanding shares. RA Capital and one of its affiliates, purchased 290,000 Series B preferred shares in this transaction at a purchase price of $14.5 million. KSS and an affiliate of SNBL also each purchased 40,000 Series B preferred shares in this transaction at a purchase price of $2.0 million each. Foresite Capital Fund III, L.P. purchased 330,000 Series B preferred shares in this transaction at a purchase price of $16.5 million, Entities affiliated with FMR LLC purchased 300,000 Series B preferred shares in this transaction at a purchase price of $15.0 million.

Grants of Share Options and Issuances of Ordinary Shares

On March 10, 2015 we issued a share award of 47,223 of our ordinary shares and an aggregate of 426,449 options to purchase our ordinary shares at an exercise price of $10.00 per share to certain of our employees and directors pursuant to our 2014 Equity Incentive Plan, or the 2014 Plan.

On March 22, 2015 we issued 30,000 options to purchase our ordinary shares at an exercise price of $10.00 per share pursuant to our 2014 Plan. On March 31, 2015 we issued a share award of 47,223 ordinary shares to an employee pursuant to our 2014 Plan.

On July 9, 2015 we granted options to purchase an aggregate of 24,400 options to purchase our ordinary shares at an exercise price of $24.21 per share to certain of our employees pursuant to the 2014 Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering, or in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the share certificates issued in these transactions. We believe all recipients had adequate information about us or had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a)	The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b)	See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in the combined financial statements or notes contained in this registration statement.

Certain of the agreements included as exhibits to this prospectus contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

■	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

■	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

■	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

■	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on the     day of                     , 2015.

WAVE LIFE SCIENCES PTE. LTD.

Paul B. Bolno, M.D. President and Chief Executive Officer

Power of Attorney

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Paul B. Bolno and Kyle Moran, and each of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Paul B. Bolno, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2015

Kyle Moran	Vice President, Head of Finance (Principal Financial Officer and Principal Accounting Officer)	, 2015

Gregory L. Verdine, Ph.D.	Chairman of the Board	, 2015

Peter Kolchinsky, Ph.D.	Director	, 2015

Koji Miura	Director	, 2015

Ken Takanashi	Director	, 2015

Signature	Title	Date

Masaharu Tanaka	Director	, 2015

Takeshi Wada, Ph.D.	Director	, 2015

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Memorandum of Association and Articles of Association.

3.2*	Form of Memorandum of Association and Articles of Association to become effective as of the closing of this offering.

4.1*	Form of Specimen Ordinary Share Certificate.

4.2**	Investors’ Rights Agreement by and among the Registrant and certain of its shareholders, dated as of August 14, 2015.

5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C.

10.1+**	WAVE Life Sciences Pte. Ltd. 2014 Equity Incentive Plan and forms of agreement thereunder.

10.2**	Lease Agreement by and among Harvard Real Estate—Allston, Inc., Shin Nippon Biomedical Laboratories Ltd., dated June 25, 2009.

10.3**	Sub-Lease Agreement by and among SNBL USA, Ltd. and Ontorii, Inc. (now WAVE USA), dated as of January 1, 2010.

10.4**	Consent to Office Space Sub-Lease by and among SNBL USA, Ltd, Ontorii, Inc. (now WAVE USA) and Harvard Real Estate—Allston, Inc., dated as of January 1, 2010.

10.5**	Amendment 1 to the Commercial Lease Agreement, by and between SNBL USA, Ltd. and Ontorii, Inc. (now WAVE USA), dated as of July 1, 2011.

10.6*	Okinawa Health Biotechnology R&D Center Lease Agreement by and between WAVE Life Sciences (Japan).

10.7**	Lease Agreement by and between the Registrant and King 733 Concord LLC, dated as of April 6, 2015.

10.8†**	Master Sponsored Research Agreement by and between the Registrant and The Children’s Hospital of Philadelphia, dated as of April 1, 2015.

10.9†**	Research Agreement between the Registrant and the Chancellor, Masters, and Scholars of the University of Oxford, dated as of March 2015.

10.10†**	Co-Exclusive License Agreement between the Registrant and Max-Planck-Innovation GmbH, dated as of June 8, 2015.

10.11+**	Form of Deed of Indemnity by and between the Registrant and each of its directors and officers.

10.12+**	Employment Agreement by and between the Registrant and Paul B. Bolno, M.D., dated as of December 12, 2013.

10.13+**	Employment Agreement by and between the Registrant and Roberto Guerciolini, dated as of March 10, 2015.

10.14+**	Offer Letter by and between the Registrant and Chandra Vargeese, Ph.D., dated as of July 18, 2014.

10.15+**	Offer Letter by and between the Registrant and Christopher Francis, Ph.D., dated as of March 20, 2014.

10.16+**	Consulting Agreement by and between the Ontorii (now WAVE, USA) and Gregory Verdine, dated as of April 1, 2012.

10.17+**	Nominee Director Fee Agreement by and between the Registrant and Miura & Associates Management Consultants Pte. Ltd., dated as of October 23, 2012.

Exhibit No.	Description

10.18†	Research Agreement by and between the Registrant and The University of Dundee, dated as of September 23, 2015.

21.1**	Subsidiaries of the Registrant.

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment.
**	Previously filed.
+	Indicates management contract or compensatory plan.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portion have been filed separately with the Securities and Exchange Commission.